Filed by Reinvent Technology Partners Z

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hippo Enterprises Inc.

Commission File No. 001-39711

Date: March 4, 2021

The Wall Street Journal

Insurance Startup Hippo to Go Public in $5 Billion SPAC Merger

By Leslie Scism

4 March 2021

California firm will merge with blank-check company established by LinkedIn, Zynga founders

Home-insurance technology upstart Hippo Enterprises Inc. is teaming with a special-purpose acquisition company to go public, the latest insuretech business to tap equity markets and challenge traditional insurers head-on.

The six-year-old Hippo, based in Palo Alto, Calif., will go public through a merger with Reinvent Technology Partners Z RTPZ -7.83% in a deal that values the firm at $5 billion, the companies said. Reinvent Technology Partners Z had an initial public offering of stock in November.

Reinvent’s co-directors are LinkedIn co-founder Reid Hoffman and Mark Pincus, founder of mobile-game maker Zynga Inc.

Hippo’s move will provide funding as it continues a transition from being a partner to insurance carriers that provides a digital-sales channel for them to being both a partner and a direct competitor. Last year, the company bought Spinnaker Insurance Co., a property-casualty insurer licensed in 50 states, and it aims to ramp up the number of policies it issues.

To size up risk in homes, Hippo’s online underwriting technology uses aerial imagery to assess roof conditions and uses building permits to provide details of home features, for instance.

The firm seeks to distinguish itself by stressing proactive insurance services that can help homeowners avoid claims, such as free water-sensor devices to detect leaks and discounted burglar-alarm systems.

“Our guiding principle is that the best claim is one that never happens,” said Assaf Wand, Hippo’s chief executive and co-founder. He said becoming a carrier is the best way for the company to control its own path, including offering policies with expansive coverage for electronic gear and home offices.

Hippo expects to have up to $1.2 billion in cash as a result of the transaction to fund growth and operations, the companies said. The transaction includes approximately $550 million in fundraising from investors including Dragoneer Investment Group, Lennar Corp. and Ribbit Capital, the companies said. Mutual funds also are investing.

In 2020, five property-and-casualty technology startups either formed a carrier or announced the acquisition of one, up from three in 2019 and one in 2018, according to S&P Global Market Intelligence.

Becoming a carrier gives an insuretech company more revenue potential, said Thomas Mason, a senior research analyst at S&P Global Market Intelligence, “since the company will receive the policyholder’s premium payments rather than just a percentage commission on each sale.”

On the flip side, it “is more capital-intensive, inherently riskier and requires additional expertise in areas like reserving and investing,” he said.

The transformations from digital agency to full-fledged insurer are possible partly because ample venture-firm capital is available to help with the costs, analysts and consultants said. The trend “is likely to continue in 2021, which will in turn spur more private-capital raises, M&A activity and new carrier formations,” Mr. Mason said.

Important Information for Investors and Stockholders

This communication relates to a proposed transaction between Reinvent Technology Partners Z (“RTPZ”) and Hippo Enterprises Inc. (“Hippo”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTPZ intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a document that serves as a prospectus and proxy statement of RTPZ, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTPZ shareholders. RTPZ also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTPZ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTPZ through the website maintained by the SEC at www.sec.gov. The documents filed by RTPZ with the SEC also may be obtained free of charge at RTPZ’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTPZ and Hippo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTPZ’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTPZ and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may be deemed to include certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between RTPZ and Hippo. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTPZ’s securities; (ii) the risk that the transaction may not be completed by RTPZ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTPZ; (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger governing the proposed transaction (the “Merger Agreement”) by the shareholders of RTPZ, the satisfaction of the minimum trust account amount following redemptions by RTPZ’s public shareholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction; (v) the inability to complete the PIPE investment in connection with the transaction; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) the effect of the announcement or pendency of the transaction on Hippo’s business relationships, operating results and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of Hippo and potential difficulties in Hippo employee retention as a result of the transaction; (ix) the outcome of any legal proceedings that may be instituted against Hippo or against RTPZ related to the Merger Agreement or the proposed transaction; (x) the ability to maintain the listing of RTPZ’s securities on a national securities exchange; (xi) the potential volatility of the price of RTPZ’s securities due to a variety of factors, including changes in the competitive and highly regulated industry in which RTPZ plans to operate or Hippo operates, variations in operating performance across competitors, changes in laws and regulations affecting RTPZ’s or Hippo’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities; (xiii) changes in domestic and foreign business, market, financial, political, and legal conditions; (xiv) natural or man-made catastrophes such as wildfires, hurricanes, typhoons, earthquakes, floods, climate change (including effects on weather patterns; greenhouse gases; sea, land and air temperatures; sea levels; and rain and snow), nuclear accidents, pandemics (including COVID-19), or terrorism or civil unrest; (xv) the continued impact of COVID-19 and related risks; (xvi) the ability to collect reinsurance recoverable, credit developments of reinsurers, and any delays with respect thereto and changes in the cost, quality, or availability of reinsurance; (xvii) the actual amount of new and renewal business, market acceptance of products, and risks associated with the introduction of new products and services and entering new markets; (xviii) the ability to increase the use of data analytics and technology; and (xix) the ability to attract, retain, and expand RTPZ’s or Hippo’s customer base. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTPZ’s registration on Form S-1 (File No. 333-249799), the registration statement on Form S-4 discussed above and other documents filed by RTPZ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTPZ and Hippo assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTPZ nor Hippo gives any assurance that either RTPZ or Hippo or the combined company will achieve its expectations.